Exhibit 3.1
AMENDMENT NO. 1
TO THE BYLAWS OF BELO CORP.
(as amended and restated effective March 9, 2009)
     On July 28, 2011, the Board of Directors approved an amendment to the second paragraph of Article III, Section 3 of the Bylaws of the Company (as amended and restated effective March 9, 2009) to read in its entirety as follows:
     “Notwithstanding the foregoing, no person shall be eligible to stand for election as a director if he or she has attained the age of 70 years. Furthermore, effective with the 2012 Annual Meeting of Stockholders, the term of each director shall terminate at the first annual meeting of stockholders following the date on which such director attains the age of 70 years. Notwithstanding anything else in these Bylaws, the term of any director elected, re-elected or named to the Board of Directors after the 1998 Annual Meeting of Stockholders who was an officer or other employee of the corporation (or of a subsidiary of or other entity controlled by the corporation) at the time he or she was last elected, re-elected or named to serve as a director, other than any person who at such time was serving as Chief Executive Officer of the corporation, shall automatically terminate at the first annual meeting of stockholders following the date on which such director ceases to serve as an officer or other employee of the corporation (or of a subsidiary of or other entity controlled by the corporation).”